SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG GU FENG YOU XIANG GONG SI AND SUBSIDIARY

(previously Weinan Huihuang Industrial and Commercial Company Limited
and Shaanxi Qiachuan Natural Scenery Park Co. Limited)
(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005



張 志 海 會 計 師 事 務 所
JIMMY C.H. CHEUNG & CO.



Kreston International
A global association
of independent accountants
and business advisors

SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG GU FENG YOU XIANG GONG SI AND SUBSIDIARY
(previously Weinan Huihuang Industrial and Commercial Company Limited and Shaanxi Qiachuan Natural Scenery Park Co. Limited)
(a development stage company)

CONTENTS



Jimmy C.H. Cheung & Co
Certified Public Accountants
(A member of Kreston International)

Registered with the Public Company
Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang Gu Feng You Xiang Gong Si
(previously Weinan Huihuang Industrial and Commercial Company Limited
and Shaanxi Qiachuan Natural Scenery Park Co. Limited)
(a development stage company)

We have audited the accompanying consolidated balance sheets of Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang Gu Feng You Xiang Gong Si (previously Weinan Huihuang Industrial and Commercial Company Limited and Shaanxi Qiachuan Natural Scenery Park Co. Limited) (a development stage company) and its subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang Gu Feng You Xiang Gong Si (previously Weinan Huihuang Industrial and Commercial Company Limited and Shaanxi Qiachuan Natural Scenery Park Co. Limited)(a development stage company) and its subsidiary, as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

JIMMY C.H. CHEUNG & CO
Certified Public Accountants

Hong Kong

Date: September 18, 2007

1607 Dominion Centre, 43 Queen's Road East, Wanchai, Hong Kong
Tel: (852) 25295500   Fax: (852) 28651067   Email: jimmycheung@jimmycheungco.com
Website: http://www.jimmycheungco.com



SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG
GU FENG YOU XIANG GONG SI
AND SUBSIDIARY
(previously Weinan Huihuang Industrial and Commercial Company Limited
and Shaanxi Qiachuan Natural Scenery Ecology Park Co. Limited)
(a development stage company)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
CURRENT ASSETS				
Cash and cash equivalents	$	2,065,978	$	123,975
Due from a stockholder		25,584		24,773
Due from a related company		3,838		3,716
Other current assets and prepayments		263,864		25,117
Total Current Assets		2,359,264		177,581
FURNITURE AND EQUIPMENT, NET		557,861		187,104
LAND USE RIGHTS		24,780,907		24,531,579
TOTAL ASSETS	$	27,698,032	$	24,896,264

LIABILITIES AND STOCKHOLDERS' EQUITY

		2006		2005
CURRENT LIABILITIES				
Notes payable	$	-	$	179,231
Other payables and accrued liabilities		245,431		19,675
Due to stockholders		1,838,688		233,196
Due to related companies		1,982,221		347,191
Income tax and other tax payables		61		365
Total Current Liabilities		4,066,401		779,658
COMMITMENTS AND CONTINGENCIES		-		-
MINORITY INTERESTS		866,332		886,968
STOCKHOLDERS' EQUITY				
Share capital, 1 RMB par value, 406 million shares authorized as of, December 31, 2006 (368.5 million shares authorized as of December 31, 2005); 200.5 million shares issued and outstanding as of December 31, 2006 and 2005		24,197,574		24,197,574
Additional paid - in capital		118,700		26,407
Deficits accumulated during the development stage		(2,917,006)		(1,597,178)
Accumulated other comprehensive income		1,366,031		602,835
Total Stockholders' Equity		22,765,299		23,229,638
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	27,698,032	$	24,896,264

The accompanying notes are an integral part of these financial statements

SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG
GU FENG YOU XIANG GONG SI
AND SUBSIDIARY
(previously Weinan Huihuang Industrial and Commercial Company Limited
and Shaanxi Qiachuan Natural Scenery Ecology Park Co. Limited)
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING EXPENSES $	$	
General and administrative expenses	675,423	250,484
Depreciation	29,561	1,293
Amortization of land use rights	542,292	517,498
Total Operating Expenses	1,247,276	769,275
LOSS FROM OPERATIONS	(1,247,276)	(769,275)
OTHER INCOME		
Rental income	-	49,980
Interest income	1,839	3
Interest expenses	(2,631)	-
Imputed interest expenses	(92,293)	(26,407)
Other expenses	(103)	(15)
Total Other (Expenses) Income	(93,188)	23,561
LOSS FROM OPERATIONS BEFORE INCOME TAXES AND MINORITY INTERESTS	(1,340,464)	(745,714)
Income tax expenses	-	(319)
Minority interests	20,636	7,133
NET LOSS	(1,319,828)	(738,900)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation gains	763,196	602,835
COMPREHENSIVE LOSS $	(556,632) $	(136,065)
NET LOSS PER SHARE - BASIC AND DILUTED $	(0.00) $	(0.00)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC AND DILUTED	200,500,000	200,070,833

The accompanying notes are an integral part of these financial statements

3

SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG GU FENG YOU XIANG GONG SI AND SUBSIDIARY

(previously Weinan Huihuang Industrial and Commercial Company Limited and Shaanxi Qiachuan Natural Scenery Ecology Park Co. Limited)

(a development stage company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Share capital		Additional paid - in capital	Deficits accumulated during the development stage	Accumulated other comprehensive income	Total
	Number of shares	Amount				
Balance at December 31, 2004	200,000,000 $	24,135,642 $	- $	(858,278) $	-	23,277,364
Capital contribution from stockholders	500,000	61,932	-	-	-	61,932
Imputed interest expenses on due to stockholders and related companies	-	-	26,407	-	-	26,407
Net loss for the year	-	-	-	(738,900)	-	(738,900)
Foreign currency translation gain	-	-	-	-	602,835	602,835
Balance at December 31, 2005	200,500,000	24,197,574	26,407	(1,597,178)	602,835	23,229,638
Imputed interest expenses on due to stockholders and related companies	-	-	92,293	-	-	92,293
Net loss for the year	-	-	-	(1,319,828)	-	(1,319,828)
Foreign currency translation gain	-	-	-	-	763,196	763,196
Balance at December 31, 2006	200,500,000 $	24,197,574 $	118,700 $	(2,917,006) $	1,366,031	22,765,299

The accompanying notes are an integral part of these financial statements

SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG
GU FENG YOU XIANG GONG SI
AND SUBSIDIARY
(previously Weinan Huihuang Industrial and Commercial Company Limited
and Shaanxi Qiachuan Natural Scenery Ecology Park Co. Limited)
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,319,828) $	(738,900)
Adjusted to reconcile net loss to cash used in operating activities:		
Depreciation	29,561	1,293
Amortization of land use rights	542,292	517,498
Imputed interest expenses	92,293	26,407
Minority interests	(20,636)	(7,133)
Changes in operating assets and liabilities		
(Increase) decrease in:		
Other current assets and prepaid expenses	(233,025)	39,279
Increase (decrease) in:		
Other payables and accrued liabilities	220,476	19,363
Income tax and other taxes payable	(310)	360
Net cash used in operating activities	(689,177)	(141,833)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(386,684)	(185,434)
Due from a stockholder	-	36,570
Due from a related company	-	(3,657)
Net cash used in investing activities	(386,684)	(152,521)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from stockholders	-	61,932
Due to stockholders	1,564,950	229,504
Due to related companies	1,590,225	32,649
Repayment of note payable	(181,286)	(37,790)
Capital contribution from minority interests	-	74,318
Net cash provided by financing activities	2,973,889	360,613
EFFECT OF EXCHANGE RATES ON CASH	43,975	386
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,942,003	66,645
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	123,975	57,330
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,065,978 $	123,975

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$ 319 $	-
Interest expenses	$ 2,631 $	-

The accompanying notes are an integral part of these financial statements

SHAANXI CHANG JIANG SI YOU NENG YUAN FA ZHANG GU FENG YOU XIANG GONG SI AND SUBSIDIARY

(previously Weinan Huihuang Industrial and Commercial Co. Ltd and Shaanxi Qiachuan Natural Scenery Park Co. Ltd)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A) Organization

Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang Gu Feng You Xiang Gong Si ("Chang Jiang") was incorporated in the name of Weinan Industrial and Commercial Company Limited as a limited liability company in the People's Republic of China ("PRC") on March 19, 1999. The Company became a joint stock company in January 2006 with its principal place of business in Xian, PRC.

Chang Jiang is considered as a development stage company as it is devoting substantially all of its efforts to establishing a new business which planned principal operations have not been commenced.

In August 2005, Chang Jiang contributed $7,928,532 by injection of a piece of land in lieu of cash to the registered capital of Shaanxi Huanghe Wetland Park Company Limited ("Huanghe"), representing 92.93% of the equity of Huanghe. Huanghe was incorporated as a limited liability company in the PRC on August 9, 2005 as Shaanxi Chang Jiang Si You Neng Yuan Fa Zhang You Xiang Gong Si and is engaged in the development of a theme park in Xian, PRC.

Chang Jiang and Huanghe are hereafter referred to as ("the Company").

(B) Principles of consolidation

The accompanying consolidated financial statements as of December 31, 2006 and 2005 consolidate the financial statements of Chang Jiang and its 92.93% owned subsidiary Huanghe. The minority interests represent the minority shareholders' 7.07% share of the results of Huanghe.

All significant inter-company accounts and transactions have been eliminated in consolidation.

(C) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months.

(E) Furniture and equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Expenditure for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets' estimated useful lives. The estimated useful lives are as follows:

Buildings	30 Years
Motor vehicles	10 Years
Furniture and office equipment	5 Years

Land use rights are stated at cost, less accumulated amortization and are amortized over the term of the relevant rights of 50 years from the date of acquisition.

6

(F) Long-lived assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 "Accounting for Goodwill and Other Intangible Assets" and "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 142 and 144"). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. The Company believes that no impairment of furniture and equipment and land use rights exists at December 31, 2006.

(G) Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of other current assets and prepaid expenses, other payables and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The Company's major operation is in the PRC, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the United States dollars ("US$") and the Chinese Renminbi ("RMB"). During the fourth quarter, the RMB rate increased quickly. At the end of 2006, the new RMB rate against the US$ is about 7.8175. Historically, the PRC government has benchmarked the RMB exchange ratio against the US$, thereby mitigating the associated foreign currency exchange rate fluctuation risk. The Company does not believe that its foreign currency exchange rate fluctuation risk is significant, especially if the PRC government continues to benchmark the RMB against the US$.

(H) Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized fort the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(I) Foreign currency translation

The Company maintains its accounting records in its functional currencies of RMB.

Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statements of operations.

The financial statements of the Company (whose functional currency is the RMB) are translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity.

The translation gain recorded for the years ended December 31, 2006 and 2005 was $763,196 and $602,835 respectively.

(J)   Other comprehensive income

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported as other comprehensive income in the statements of operations and stockholders' equity. The foreign currency translation gain for the years ended December 31, 2006 and 2005 was $763,196 and $602,835 respectively.

(K)   Segments

The Company operates in only one segment, therefore segment disclosure is not presented.

(L)   Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the Company's financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of FIN 48 to have an impact on the Company's results of operations or financial condition.

In September 2006, FASB issued Statement 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have an impact on the Company's results of operations or financial condition.

In September 2006, FASB issued Statement 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, which amend FASB Statements No. 87, 88, 106 and 132(R). This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its financial statements and to recognize changes in that funded status in the year in which the changes occur. The effective date for the Company would be for any full fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have an impact on the Company's results of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial statements" (SAB No. 108"), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. SAB No. 108 is effective as of the end of the Company's 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB 108 did not have an impact on the Company's financial statements.

2.   OTHER CURRENT ASSETS AND PREPAID EXPENSES

Other current assets and prepaid expenses at December 31, 2006 and 2005 consisted of the following:

		2006		2005
Rental and other deposits	$	11,830	$	4,271
Deposit on acquisition of a zinc, nickel and gold mine		159,898		-
Advances to staff		11,355		-
Prepaid expenses		80,781		20,846
	$	263,864	$	25,117

The agreement to acquire the mine was cancelled on February 6, 2007 on failing to obtain approval from the Government. Subsequent to the balance sheet, the Company acquired 40% of the equity of the company owning this ore and the deposit was used to set off part of the consideration.

3. FURNITURE AND EQUIPMENT

The following is a summary of furniture and equipment at December 31, 2006 and 2005:

		2006		2005
Buildings	$	185,737	$	-
Motor vehicles		301,912		159,969
Furniture and office equipment		30,347		3,676
Construction in progress		71,404		24,773
		589,400		188,418
Less: accumulated depreciation		(31,539)		(1,314)
Furniture and equipment, net	$	557,861	$	187,104

Depreciation expense for the years ended December 31, 2006 and 2005 was $29,561 and $1,293 respectively.

4. LAND USE RIGHTS

The following is a summary of land use rights at December 31:

		2006		2005
Cost	$	25,903,524	$	25,082,468
Less: accumulated amortization		(1,122,617)		(550,889)
Land use rights , net	$	24,780,907	$	24,531,579

The land use rights are amortized over fifty years of the term of the leases. The amortization expense for the years ended December 31, 2006 and 2005 was $542,292 and $517,498 respectively.

5. NOTE PAYABLE

Balances at December 31, 2006 and 2005 consist of the following:

	2006	2005
Note payable to a bank, interest rate of 6.903% per annum, guaranteed by a third party, due October 2004 and fully repaid in 2006	-	179,231
	-	179,231

The bank waived the payment of certain interest and interest expense for the years ended December 31, 2006 and 2005 was $2,631 and $0 respectively.

6. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued liabilities at December 31, 2006 and 2005 consist of the following:

		2006		2005
Other payables	$	97,991	$	19,675
Deposits from contractors for bidding construction contracts		115,126		
Statutory staff welfare		2,314		-
Accrued liabilities		30,000		-
	$	245,431	$	19,675

7. INCOME TAX

The Company was incorporated in the PRC and subject to PRC income tax which is computed according to the relevant laws and regulations in the PRC. The applicable tax rate has been 33% and reduced to 18% if the assessed income tax is below $3,837. The income tax expense for the years ended December 31, 2006 and 2005 was $0 and $319 respectively.

A reconciliation of the provision for income taxes compared with the amount at the PRC statutory income rate was as follows:

	Year ended December 31,	
	2006	2005
Tax benefit at PRC statutory income tax rate of 18%	$ (237,569)	$ (133,002)
Tax on expenditure disallowed for tax purpose	198,783	133,321
Tax effect of unutilized tax losses not recognized	38,786	-
Total income tax expenses	$ -	$ 319

As of December 31, 2006, the Company had unutilized tax losses of $215,480. The Company believes that sufficient objective and positive evidence currently exists to conclude that recoverability of its deferred tax assets arising from these unutilized tax losses is unlikely. Consequently, the Company has provided a valuation allowance covering 100% of its deferred tax assets.

8. COMMITMENTS AND CONTINGENCIES

(A) Operating lease commitments

The Company occupies office spaces from third parties under three operating leases which expire on July 8, 2007, June 9, 2007 and February 2, 2007 at a monthly rental of $2,799, $2,937 and $1,356 respectively.

As of December 31, 2006, the Company had outstanding commitments of $35,772 with respect to the above operating leases, which are due within one year.

(B) Capital commitments

As of December 31, 2006 and 2005, the Company had firm purchase commitments for capital projects in progress of $267,651 and $0 respectively.

9. RELATED PARTY TRANSACTIONS

A stockholder owed the Company $25,584 and $24,773 as of December 31, 2006 and 2005 respectively for advances made on an unsecured basis, repayable on demand and interest free.

A related company owed the Company $3,838 and $3,716 as of December 31, 2006 and 2005 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company owed $1,838,688 and $233,196 to three stockholders as of December 31, 2006 and 2005 respectively for advances made on an unsecured basis, repayable on demand and interest free. Imputed interest is charged at 6% per annum on the amount due.

The Company owed $1,982,221 and $347,191 to four and three related companies as of December 31, 2006 and 2005 respectively for advances made on an unsecured basis, repayable on demand and interest free. Imputed interest is charged at 6% per annum on the amount due.

Total imputed interest recorded as additional paid-in capital amounted to $92,293 and $26,407 for the years ended December 31, 2006 and 2005, respectively.

10. CONCENTRATIONS AND RISKS

During 2006 and 2005, 100% of the Company's assets were located in China.

11. SUBSEQUENT EVENTS

Acquisition and disposal of subsidiaries

On February 5, 2007, the Company entered into an agreement with a third party to acquire 40% of the equity interest in Dongfang Mining Company Limited ("Dongfang Mining") at a consideration of $2,916,533 payable in cash. Dongfang Mining is engaged in zinc, nickel and iron mining in Xian, PRC.

On March 22, 2007, the Company entered into an agreement with a principal stockholder of the Company to exchange the Company's 92.93% interest in Huanghe for 20% equity interest in Dongfang Mining owned by the stockholder.

Business combinations under reorganization plans

a) On May 30, 2007, amended to July 5, 2007, the Company entered into a Material Definitive Agreement, pursuant to which the stockholders of the Company exchanged all their shares in the Company for 500,000 shares of series C convertible preferred stock ("series C shares") in North American Gaming and Entertaiment Corporation ("NAGM"). In connection with the exchange, the Company will also deliver $370,000 to NAGM and certain non-affiliates of NAGM will transfer to the Company or its designee a total of 3,800,000 shares of common stock, par value of $0.01 per share, of NAGM which had been held for longer than 2 years by such non-affiliates, in exchange for the issuance by NAGM to each of such non-affiliates of 2,250,000 shares of common stock of NAGM. The transaction will close when certain conditions are satisfied upon which the Company will become a wholly owned subsidiary of NAGM.

b) On August 15, 2007, 97.2% of the stockholders of the Company entered into a definitive agreement with Tai Ping Yang Xin Neng Yuan Development Company Limited ("Tai Ping Yang"), a company incorporated in the PRC and the stockholders of Tai Ping Yang in which they disposed their ownership in the Company to Tai Ping Yang for 98% of ownership in Tai Ping Yang and cash of $1,243,364 payable on or before December 31, 2007.

On September 2, 2007, Hongkong Wah Bon Enterprise Limited ("Wah Bon") acquired 100% ownership of Tai Ping Yang at a consideration of $128,205 in cash.

The acquisitions of Tai Ping Yang and Chang Jiang were accounted for as a reorganization of entities under common control.